SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ...... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DEC TRAFFIC GROWS 20% TO 9.0M CUSTOMERS
117M CUSTOMERS CARRIED DURING 2016
Ryanair, Europe's favourite airline, today (4 Jan) released December traffic statistics as follows:
●     Traffic grew 20% to 9.0m customers.
●     Load factor rose 3% points to 94%.
●     Rolling annual traffic to Dec grew 15% to 117m customers.

	Dec 15	Dec 16	Change
Customers	7.5M	9.0M	+20%
Load Factor	91%	94%	+3%

Ryanair's Kenny Jacobs said:

"Ryanair's December traffic grew by 20% to 9.0m customers, while our load factor jumped 3% points to 94%, on the back of lower fares in December and the continuing success of our "Always Getting Better" customer experience programme.

Customers can look forward to even lower fares for summer 2017, so there's never been a better time to book a low fare flight on Ryanair and we urge all customers who wish to book their summer 2017 holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fares in Europe."

For further information
please contact:
Robin Kiely                             Piaras Kelly
                                          Ryanair DAC                           Edelman Ireland
                                         Tel: +353-1-9451949                 Tel: +353-1-6789333
                           press@ryanair.com                 ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 January, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary